

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2017

Mr. Max J. Roberts
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd.
Basking Ridge, NJ 07920

>   **Re: Barnes & Noble Education, Inc.**
>   **Form 10-K for Fiscal Year Ended April 30, 2016**
>   **Form 10-Q for Fiscal Quarter Ended January 28, 2017**
>   **Response Dated May 2, 2017**
>   **File No. 001-37499**

Dear Mr. Roberts:

We have reviewed your May 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2017 letter.

Form 10-K for Fiscal Year Ended April 30, 2016

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 55

1. We note your response to comment 3. Please clarify why you recognize digital textbook rental revenues at the time of sale rather than over the rental period. In doing so, ensure you explain why you believe your digital and physical textbook rental revenue recognition policies should differ under GAAP and how the day one receipt of the rental fee represents the culmination of the earnings process.

Form 10-Q for Fiscal Quarter Ended January 28, 2017

Note 2. Summary of Significant Accounting Policies

Goodwill, page 10

2. We note your response to comment 7. In order that we can more fully understand and evaluate your response regarding how you determined the fair value of your single reporting unit in your goodwill impairment analysis, please provide the following information:

- Tell us in more detail how you determined the fair value of your reporting unit at the valuation date. Discuss the material assumptions you relied upon in estimating future cash flows and how you determined the discount rate used. Ensure your response addresses how you determined each of the assumptions utilized was appropriate.

- Tell us the comparable companies and transactions utilized in your market transaction approach and how you selected those transactions. Please describe any adjustments made to such comparable transactions and why such adjustments were appropriate.

- Describe for us the principal market and the market participants selected in your market comparable approach. Also tell us the range of multiples considered by those market participants, how you considered each data point and how you concluded the multiple you selected was the most appropriate multiple to value your reporting unit. Tell us whether you made any adjustments to the multiple(s) selected for comparability.

- We note that the market comparable approach was below the concluded value and would have changed your impairment conclusion if it had been solely relied upon. Reconcile for us the fair values determined under the income and market comparable approaches and expand on why you excluded results of the market comparable approach from your final valuation. Tell us how your concluded value would have changed if you had weighted the income approach and the market comparable approach using different weighting scenarios, such as 50% each. If the fair value of your reporting unit would have exceeded its carrying value under a particular weighting scenario, tell us the percentage by which fair value would have exceeded carrying value.

- We note that the implied control premium included in your concluded fair value was 75.7% on the valuation date. Tell us what this control premium represents both qualitatively and quantitatively at the valuation date.

- Tell us how you determined your implied control premium was reasonable. Also tell us how the 75.7% control premium compares to the control premiums used for market participants included in your market transaction and market comparable approaches.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products